Exhibit 99.1
FOR RELEASE
NewLead Holdings Ltd. Announces Resignation of Chief Financial Officer
PIRAEUS, GREECE, July 11, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that Allan Shaw has resigned as chief financial officer and director of the Company. Michael Zolotas, president and chief executive officer of NewLead Holding Ltd., will assume the role and responsibilities of chief financial officer of the Company until a new chief financial officer is hired. Allan Shaw will consult with the company for a period of three months to facilitate a smooth transition process.
Michael Zolotas, president and chief executive officer of NewLead, stated, “I thank Allan for his valuable contribution to the Company and wish him success in his future endeavors.”
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which three are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange

Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:

Thomas J. Rozycki Jr.	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x208	+ 30 (213) 014 8023
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